Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement (Form S-3 No. 333-232270) of DXP Enterprises, Inc. of our reports dated March 8, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of DXP Enterprises, Inc., which reports appear in the Form 10-K of DXP Enterprises, Inc. for the year ended December 31, 2018, and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

Our report with respect to the consolidated financial statements refers to DXP Enterprises, Inc.’s adoption of ASC 606, Revenue from Contracts with Customers. Our report with respect to the effectiveness of the DXP Enterprises, Inc.’s internal control over financial reporting expresses an adverse opinion.

/s/ Moss Adams LLP

Houston, Texas
March 12, 2020